IPG Photonics Corporation
50 Old Webster Road
Oxford, Massachusetts 01540
December 2, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ruairi Regan

Re:	IPG Photonics Corporation
Registration Statement on Form S-3
Filed: November 9, 2009
File No.: 333-162996
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, IPG Photonics Corporation (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement may become effective at 1:00 p.m. (Washington, D.C. time) on Friday, December 4, 2009, or as soon thereafter as practicable.
     In connection with the Registrant’s foregoing request to accelerate the effectiveness of the Registration Statement, the Registrant hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at (508) 373-1123 if you have any questions with respect to the foregoing.

Very truly yours, IPG PHOTONICS CORPORATION
By:	/s/ Angelo P. Lopresti
Angelo P. Lopresti
Vice President, General Counsel and Secretary

cc:	David A. Sakowitz
Winston & Strawn LLP